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                                                                    Exhibit 99.6

                                                                   [FINPRO LOGO]
December 15, 2004

Board of Directors
Charter Oak Community Bank Corp.
Rockville Financial, Inc.
Rockville Bank
25 Park Street
Rockville, CT 06066

Dear Board Members:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Stock Issuance, as amended (the "Plan") adopted by the Board of Directors of Rockville Bank. As part of the Plan, Rockville Financial, Inc. (the "Company") will issue 42.75% of its outstanding common stock to the public and 2.25% of its outstanding common stock a charitable foundation. The remaining 55.00% of the stock will be owned by Charter Oak Community Bank Corp. (to be re-named Rockville Financial MHC, Inc.

We understand that in accordance with the Plan, subscription rights to purchase shares of the Common Stock are to be issued to (i) Eligible Account Holders;
(ii) Tax-Qualified Employee Stock Benefit Plans; (iii) Supplemental Eligible Account Holders; and (iv) other members who do not otherwise qualify as Eligible or Supplemental Account Holders together collectively referred to as the "Recipients". Based solely on our observation that the subscription rights will be available to such Recipients without cost, will be legally non-transferable and of short duration, and will afford the Recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Community Offering, if any, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that:

      (1)   the subscription rights will have no ascertainable market value; and

      (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the Reorganization will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

Very Truly Yours,

/s/ FinPro
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FinPro, Inc.

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